EZGO Technologies Ltd.

Building A, Floor 5,

Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

September 23, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeff Gordon

Re:	EZGO Technologies Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted August 20, 2020

CIK No. 0001806904

Dear Mr. Gordon:

EZGO Technologies Ltd. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 1, 2020, regarding the Amendment No. 2 to Draft Registration Statement on Form F-1 submitted to the Commission on August 20, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 20, 2020

General

1.	We note what appear to be improper references to the six month interim periods ended June 30, rather than March 31, on pages 6, 8 and 41. Please clarify or correct these references and any other improper interim period references throughout the filing.

In response to the Staff’s comment, we have revised the disclosure on page 6 and 8 of the Registration Statement. In addition, the disclosure on page 41 was mainly for conveying the influence of COVID-19 on the rental revenue for the six months ended June 30, 2020, and we advise that it’s not necessary to revise. Moreover, we have checked throughout the filing and no any other improper interim period references.

Mr. Jeff Gordon

September 23, 2020

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer
EZGO Technologies Ltd.

cc:   Richard I. Anslow, Esq.